Exhibit 10.1

Confidential

December 18, 2017

Bryan Hanson

Dear Bryan:

We are pleased to offer you the role of President and Chief Executive Officer (CEO) of Zimmer Biomet Holdings, Inc. (the Company or Zimmer Biomet). You will report directly to the Company’s Board of Directors and lead the Zimmer Biomet Operating Committee.

In this role, your initial annualized salary will be one million fifty thousand dollars ($1,050,000) payable in biweekly installments of forty thousand three hundred eighty-four dollars and sixty-two cents ($40,384.62). Your salary grade will be level Z01. Your start date will be Tuesday, December 19, 2017.

Annual Merit Adjustment

Zimmer Biomet’s annual merit review process involves base pay adjustments consistent with job performance. Merit adjustments are based on performance during the calendar year. You will be eligible for a merit increase beginning in 2019.

Executive Performance Incentive Plan

You will be eligible to participate in the 2018 Executive Performance Incentive Plan (EPIP). Performance period is from January 1 to December 31, 2018. Your target bonus will be one hundred thirty percent (130%) of your annual base salary (eligible earnings). Payout may be more or less than this target percentage, depending on actual year-end results for the established performance measures. Payment will occur in or around March of the year following the bonus period after annual performance measures upon which the bonus is based have been determined. You must remain employed by Zimmer Biomet at the time of bonus payout to receive the bonus.

2018 Long-Term Incentive (LTI) Plan Award

Zimmer Biomet annual LTI Plan grants have two components:

•	Stock options; and

•	Performance-based Restricted Stock Units.

The LTI structure currently offers participants a diversified award of 50% stock options and 50% performance-based restricted stock units (PRSUs) that can provide more consistent value than an award of stock options alone. Further, we believe this structure assists the Company in remaining competitive within the global labor market and creates a compelling and valuable long-term incentive for participants. We will review the performance metrics, equity award types and value mix in conjunction with the 2018 annual grant, along with your input and approval by the Compensation and Management Development Committee of the Board of Directors (Compensation Committee). Thereafter, applicable performance metrics, equity award types and value mix will be subject to annual review and approval by the Compensation Committee.

For 2018, your estimated LTI Plan grant date fair value is approximately seven million one hundred thousand dollars ($7,100,000). We anticipate the grant date (subject to Compensation Committee approval) of the 2018 award will be in March 2018.

LTI grant values are based upon our compensation philosophy, which is reviewed annually by the Compensation Committee and adjusted as warranted. Please keep in mind that your job responsibilities, performance against your goals and objectives, the overall financial results of the Company and peer group / market compensation practices also impact LTI grant values each year.

All awards are subject to Compensation Committee approval and other terms and conditions of the 2009 Stock Incentive Plan, as amended from time to time, award agreements, and your execution of a non-disclosure, intellectual property and restrictive covenant agreement in the form provided by the Company.

Former Employer Prorated Bonus Forfeiture Replacement

Subject to your providing documentation evidencing your forfeiture of bonus eligibility with your former employer as a result of your leaving that employment to serve as President and CEO of Zimmer Biomet, the Company will pay you a cash bonus of $573,000 to approximate your prorated bonus from your former employer. The amount of forfeiture is calculated assuming one hundred percent (100%) achievement of measures upon which the bonus amount is determined, and assuming payout for a prorated period of time beginning May 1, 2017 and ending December 31, 2017.

Zimmer Biomet will issue this payment to you within ninety (90) calendar days of the later of your Zimmer Biomet hire date or the date that your bonus ineligibility is confirmed by your former employer. Payment will be made less applicable tax withholdings and will not be treated as compensation for purpose of any other bonus or benefit plan. As a condition of payment you must agree by your signature below that in the event of your voluntary separation from Zimmer Biomet employment before the first anniversary of your date of hire, you will repay, on or before your last day of employment, the full gross amount of this Bonus Forfeiture Replacement.

One-Time Sign-on Equity Award

As an incentive for you to serve as the Company’s President and CEO, as soon as administratively feasible following your commencement of employment with the Company but subject to cancellation as described below, the Company will issue to you:

a)	Stock options with a grant date fair value of approximately three million five hundred fifty thousand dollars ($3,550,000) vesting twenty-five percent (25%) per year over a four- (4-) year period subject to continued employment on each vesting date, with such vesting on the anniversary dates of the grant, and with a term of ten (10) years; and

b)

PRSUs with performance measured by the Company’s achievement of absolute stock price hurdles (Stock Price PRSUs) with a grant date fair value of approximately three million five hundred fifty thousand dollars ($3,550,000) vesting on the fourth (4th) anniversary of the grant subject to continued employment on such date and achievement of the specified performance goals and other conditions as provided in the award agreement. One-third (1/3) of the Stock Price PRSUs will become eligible to vest if the Company’s closing stock price achieves each of three (3) hurdles for twenty (20) consecutive trading days, with hurdles set at twenty percent (20%), thirty-five percent (35%) and fifty percent (50%) growth over the average closing stock price for the thirty (30) trading days immediately prior to the grant date.

This one-time sign-on equity award is subject to cancellation unless you execute, during periods of open trading in accordance with applicable law and the Company’s policies and procedures, an open-market purchase of at least $3,000,000 of Zimmer Biomet common stock within your first 90 business days of employment. Please note, the Company anticipates that the open trading window during your first 90 business days of employment will run from approximately January 29, 2018 through March 14, 2018, taking into consideration the Q4 2017 and Q1 2018 quarterly blackout periods under the Company’s Stock Trading Policy.

Replacement Equity Award for Forfeited Equity Awards

As a further incentive for you to serve as Zimmer Biomet’s President and CEO, and recognizing that in doing so you will forfeit certain equity compensation opportunities with your previous employer, Zimmer Biomet will, upon or as soon as administratively feasible following your commencement of employment, issue to you equity awards with an aggregate grant date fair value of approximately $8,589,000 as a one-time replacement of forfeited equity awards at your former employer. These equity awards will consist of:

a)	Stock options with a grant date fair value of approximately two million seven hundred fifty thousand dollars ($2,750,000) vesting twenty-five percent (25%) per year over a four- (4-) year period subject to your continued employment on each vesting date, with such vesting on the anniversary dates of the grant, and with a term of ten (10) years and an exercise price equal to the fair market value of Zimmer Biomet common stock on the grant date;

b)	Time-Based Restricted Stock Units (RSUs) with a grant date fair value of approximately three million eighty-nine thousand dollars ($3,089,000) vesting thirty-three and one-third percent (33-1/3%) per year over a three-year period subject to your continued employment on each vesting date; and

c)	Stock Price PRSUs with a grant date fair value of approximately two million seven hundred fifty thousand dollars ($2,750,000) vesting on the fourth (4th) anniversary of the grant subject to your continued employment on the vesting date and achievement of the specified performance goals and other conditions as provided in the award agreement. One-third (1/3) of the Stock Price PRSUs will become eligible to vest if, during the four- (4-) year performance period, the Company’s closing stock price achieves each of three (3) hurdles for twenty (20) consecutive trading days, with hurdles set at twenty percent (20%), thirty-five percent (35%) and fifty percent (50%) growth over the average closing stock price for the thirty (30) trading days immediately prior to the grant date.

Executive Officer (Section 16)

You will be designated by the Board of Directors as an “officer” of Zimmer Biomet for purposes of Rule 16a-1(f) and as an “executive officer” for purposes of Rule 3b-7 under the Securities Exchange Act of 1934, as amended.

As an executive officer, you will be subject to stock ownership guidelines established by the Board of Directors in order to align the interests of executive officers more closely with those of stockholders. The guidelines will require you to own shares with a value equal to at least six (6) times your base salary. Under the guidelines, all shares you hold, including all RSUs and PRSUs you hold (at the target award level), will count toward this ownership requirement. In addition, one-half (1/2) of any gain on vested stock options will count toward this requirement. You will have up to five (5) years to achieve the required level of stock ownership. Further, every executive officer must obtain clearance prior to selling any shares of Company common stock, in part to ensure that all officers remain in compliance with the stock ownership guidelines. These stock ownership guidelines are reviewed and subject to modification by the Board of Directors from time to time.

Change In Control Severance Agreement

In your role, you will be offered a Change In Control Severance Agreement (CIC Agreement), subject to your entering into the enclosed non-disclosure, intellectual property and restrictive covenant agreement. The CIC Agreement would provide you an offer of certain severance benefits should there be a change in control (CIC) of Zimmer Biomet and resulting, qualifying termination of your employment within the specified time period.

Briefly, the CIC Agreement terms include:

•	Double Trigger – a severance benefit offer would be triggered by a CIC of the Company and your termination of employment by the Company without Cause or by you for Good Reason, as those terms are defined in the Agreement.

•	Window – two (2) years post-CIC.

•	Severance Benefits –

•	Three times (3x) the sum of base salary plus target bonus, plus a pro rata portion of all contingent incentive programs at target levels, all paid in lump-sum form less applicable tax withholdings. In the event of a qualifying termination of employment following a Potential Change in Control, incentive program severance amounts are computed by reference to historical, rather than target, amounts.

•	Excise Tax Adjustment – In the event payments would trigger excise tax under IRS rules and regulations, the amount of severance will be reduced to a level that does not trigger the tax.

•	Equity – To the extent not otherwise provided under the written agreement evidencing the grant:

•	All outstanding stock options held will fully vest and be exercisable.

•	All time-based restrictions imposed under all outstanding awards of restricted stock and restricted stock units will immediately lapse.

•	With respect to performance-based awards, the number of shares or units deemed earned will be the greater of (i) the target number or (ii) the number that would have been earned based on actual performance from the beginning of the award period to the date of the CIC.

•	Health Insurance Benefit – A lump sum payment equal to the cost of twenty-four (24) months of COBRA coverage (medical and dental) at the rate in effect at your separation date for the level of coverage you have in place at that time.

•	Outplacement – Six (6) months of outplacement and support services.

•	Life Insurance Benefit – Continuation for a two- (2-) year period after your date of termination of employment, reduced to the extent you obtain comparable coverage at no greater cost to you, or two (2) years’ worth of the premium cost in lieu of such coverage.

•	Tax Liability – Any and all severance payments and benefits will be reported as taxable income and subject to applicable withholdings in accordance with IRS rules and regulations in effect at the time.

•	General Release Requirement – All severance benefits provided under the CIC Agreement are subject to and contingent upon your entering into a general release in a form specified by the CIC Agreement.

This summary is for informational purposes; in the event of any ambiguity or conflict with the terms of the CIC Agreement, the terms of the CIC Agreement would control. There would be no duplication of benefits provided under the Executive Severance Plan or otherwise.

Executive Severance Plan

We expect that the Compensation Committee will approve an Executive Severance Plan in the near term. You will be eligible to participate in the Executive Severance Plan. As President and CEO, in the event of your involuntary separation without Cause as defined under the plan, your severance benefit offer would include two times (2x) your final base salary; two times (2x) your target annual bonus, and twenty-four (24) months of COBRA premiums (medical and dental) based on your coverage in effect immediately prior to your separation. All payments would be payable in a lump-sum form, less applicable tax withholdings, subject to your entering into a general release in the form provided by the Company. There would be no duplication of benefits provided under the CIC Agreement or otherwise. In the event the Company does not establish an Executive Severance Plan, the Company will provide you individual severance benefits, subject to the foregoing and other standard terms.

U.S. Deferred Compensation Plan

As a valued member of our Zimmer Biomet leadership team, you will be eligible to participate in the Zimmer Biomet Deferred Compensation Plan beginning January 1, 2018.

The Deferred Compensation Plan offers:

•	Additional savings opportunities through voluntary deferrals and Company matching contributions;

•	Pre-tax earnings to help your account grow faster; and

•	In-service distribution options to help you plan for future events.

Key features include:

•	The ability to defer up to 50% of your base salary and up to 95% of your annual bonus.

•	Matching contributions of 100% of your contribution up to a maximum of 6% of base salary and bonus, minus 401(k) matching contributions.

Benefits

Zimmer Biomet provides a competitive benefits program, with many of the benefits effective on your first day of active employment. Once you begin employment, you will receive an enrollment package from Zimmer Biomet Benefits Services, Zimmer Biomet’s group benefits services administrator, regarding your medical, dental, and other group benefits. In addition, you will receive an enrollment package for our 401(k) plan, the Zimmer Biomet Holdings, Inc. Savings and Investment Program, from Fidelity, our 401(k) services administrator. If you do not receive these mailings within two (2) weeks of your hire date, please contact Zimmer Biomet Benefit Services at 1-877-588-0933 or Fidelity at 1-800-835-5095. You must enroll in the various medical plans within thirty-one (31) calendar days of your start date.

As agreed and as an exception to Zimmer Biomet’s policy, you will accrue vacation at rate of four (4) weeks per calendar year, prorated in your year of hire, until you reach your tenth (10th) year anniversary, after which you will be eligible for vacation in accordance with Zimmer Biomet’s standard vacation accrual policy.

Relocation Assistance

Zimmer Biomet will assist you with your relocation to the Warsaw/Fort Wayne/South Bend, Indiana area by paying for reasonable moving expenses incurred within one (1) year from the start of your employment in accordance with our Relocation Policy for similarly-situated executives. Once you accept our offer of employment, you will be contacted directly by the relocation vendor to begin the relocation process.

Personal Use of Company Aircraft

You will be entitled to personal use of the Company’s aircraft up to a maximum incremental Company cost of two hundred thousand dollars ($200,000) per calendar year. You will be responsible for any tax liability arising from such aircraft usage, and the value of this benefit will not be treated as compensation for purposes of any other bonus or benefit plan.

Conditions of Offer

As a condition of and in consideration for employment with Zimmer Biomet, you must sign and return the enclosed non-disclosure, intellectual property and restrictive covenant agreement.

Contractual Obligations

We are aware of your Employee Agreement with your former employer that you signed on April 2, 2015. Should your former employer express an intention or take action to prohibit or delay you from immediately serving as Zimmer Biomet’s President and CEO, we will engage in negotiations with your former employer and exert good faith reasonable efforts to resolve any such legal challenge. For avoidance of doubt, we expect and trust that you will fully honor your confidentiality obligations to your former employer, as we are sure you intend to do.

Section 409A

To the extent that any payments or benefits under this letter are deemed to be subject to Section 409A of the Internal Revenue Code, this letter will be interpreted in accordance with Section 409A and Department of Treasury regulations and other interpretive guidance issued thereunder in order to (a) preserve the intended tax treatment of the benefits provided with respect to such payments and (b) comply with the requirements of Section 409A. A termination of employment shall not be deemed to have occurred for purposes of any provision of this letter providing for the payment of any amounts or benefits upon or following a termination of employment unless such termination is also a “separation from service” within the meaning of Section 409A. Nothing in this letter shall be construed as a guarantee by the Company of any particular tax effect. The Company shall not be liable to you for any tax, penalty, or interest imposed on any amount paid or payable hereunder by reason of Section 409A, or for reporting in good faith any payment made under this letter as an amount includible in gross income under Section 409A.

General Information and Additional Enclosures

Zimmer Biomet is a federal contractor subject to Section 503 of the Rehabilitation Act of 1973 and as such, we are required to extend to applicants post-offer invitations to identify themselves as individuals with disabilities or as disabled veterans, Vietnam-era veterans, or recently-separated veterans. Providing this information is voluntary, and any information provided in response to this invitation will be kept confidential in accordance with the law. Failure or refusal to provide this information will not have an adverse effect on your employment. This information will be used only for legal purposes. Invitations to self-identify are enclosed.

The Immigration Reform and Control Act of 1986 requires that employers verify the legal status of all individuals beginning employment. This verification process is accomplished by reviewing certain types of documents to establish identity and legal authorization to work in the United States. Enclosed is Form I-9, which lists the documents you may provide for verification of employment eligibility and for proof of birth date. Please review this list and be prepared to provide the applicable original document(s) after you accept this employment offer and no later than the third day of your employment.

Please note that all benefits are subject to the terms and conditions of the applicable plan document or insurance policy, as amended from time to time. If there is any discrepancy between this letter and the plan documents, the plan documents will govern. While Zimmer Biomet intends to continue benefits referenced in this offer, we reserve the right to change or discontinue them at any time for any reason.

Please note in particular that any amount payable or paid to you pursuant to the Company EPIP or LTI Plan or any other similar performance-based compensation may be subject to forfeiture or repayment in accordance with the Company’s Executive Compensation Recoupment Policy or applicable plan document or award agreement as approved, adopted and/or revised by the Board or Compensation Committee from time to time, and/or subject to recoupment as required by any other provisions of any law (including, without limitation, Section 10D of the Securities Exchange Act of 1934, as amended), governmental regulation or stock exchange listing requirement. By signing below you acknowledge your understanding that any such repayment obligation will apply notwithstanding anything else stated in this letter.

This letter does not create or constitute a contract of employment between you and Zimmer Biomet. Employment with Zimmer Biomet is “at will,” which means that either you or Zimmer Biomet may terminate the employment relationship at any time for any reason, with or without cause or notice.

We are very excited to have you join us and are looking forward to receiving your signed offer letter. We believe you will make a valuable contribution and find your career with Zimmer Biomet challenging and rewarding.

CONFIRMATION OF ACCEPTANCE

Please indicate your acceptance of this offer by signing below and returning the signed letter to me. At the same time, please also return your signed non-disclosure, intellectual property and restrictive covenant agreement.

This written offer voids and supersedes any previous written or oral employment offers.

Sincerely,

/s/ Bill P. Fisher
Bill P. Fisher
Senior Vice President, Global Human Resources

I accept the position and the compensation elements outlined above, subject to the execution of the enclosed non-disclosure, intellectual property and restrictive covenant agreement.

Accepted:

/s/ Bryan C. Hanson	December 18, 2017
Bryan C. Hanson	Date

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